October 4, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Tim Buchmiller

Senior Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Re:	MagnaChip Semiconductor S.A.
Registration Statement on Form S-1
Filed August 12, 2010
File No. 333-168790

Dear Mr. Buchmiller:

This letter is submitted on behalf of MagnaChip Semiconductor S.A. (the “Company”) and the other registrants named in the S-1 Shelf Registration Statement (defined below) (collectively, the “Registrants”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-1 (filed August 12, 2010, Registration No. 333-168790) (the “S-1 Shelf Registration Statement”), as set forth in your letter to Mr. John McFarland dated August 26, 2010. We are filing via EDGAR Amendment No. 1 to the S-1 Shelf Registration Statement (“Amendment No. 1”) in response to the Staff’s comments. For reference purposes, the text of your letter dated August 26, 2010 has been reproduced herein (in bold), with the Company’s response below each numbered comment. As appropriate, the Registrants’ responses include a reference to the section and page numbers of Amendment No. 1 that have been revised in response to the comment.

1.	Please apply to this registration statement all relevant comments in our letter dated August 26, 2010 regarding registration statement file number 333-168516 and in any follow-up comment letters. In your response to this letter, please clearly indicate how and where you have applied each of those comments to this registration statement. Please also resolve all comments regarding registration statement file number 333-168516 prior to requesting acceleration of this registration statement.

Response: The Registrants acknowledge the Staff’s comment and the Registrants advise the Staff that they are responding to the Staff’s comment letter dated August 26, 2010 (the “S-4 SEC Comment Letter”) regarding the Company’s Registration Statement on Form S-4 (file number 333-168516) in a letter dated as of the date hereof. The Registrants have reproduced the Staff’s comments to the S-4 SEC Comment Letter below, with a statement indicating how and where the Registrants have applied each of these comments to the S-1 Shelf Registration Statement.

Resales of New Notes, page 213 of the Company’s S-4 filed August 4, 2010

1.	It appears you are registering the exchange of Senior Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1989). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters, identifying such letters, and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

October 4, 2010

Response: Because the S-1 Shelf Registration Statement does not involve an exchange of Senior Notes in reliance on the SEC’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1989), the Registrants believe that this comment is not applicable to the S-1 Shelf Registration Statement.

2.	We note from your disclosure on page 156 that Avenue purchased $35 million of the $250 million Senior Notes you issued and that Avenue is your affiliate. Given that you are registering the exchange of the entire $250 million Senior Notes, it appears that Avenue intends on participating in that exchange. If so, please tell us how such participation by Avenue is consistent with the no-action letters on which you intend to rely. If, instead, Avenue will not participate in the exchange, please revise your registration statement fee table and your disclosure to eliminate any implication to the contrary, including your disclosure in the first bullet of this section.

Response: Because the S-1 Shelf Registration Statement does not involve an exchange of Senior Notes in reliance on the SEC’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1989), the Registrants believe that this comment is not applicable to the S-1 Shelf Registration Statement.

Financial Statements, page F-1 of the Company’s S-4 filed August 4, 2010

3.	Please update your financial statements to comply with the requirements of Rule 3-12 of Regulation S-X. Also, all amendments should contain a currently dated accountant’s consent.

Response: The Registrants note the Staff’s comment and have revised the prospectus contained in Amendment No. 1 to include consolidated financial statements from the Registrants’ second quarter of 2010. Amendment No. 1 contains a currently dated consent from the Registrants’ independent registered public accounting firm.

Item 21. Exhibits, page 11-2 of the Company’s S-4 filed August 4, 2010

4.	We note that you have requested confidential treatment for portions of exhibits to your registration statement. We will review and provide any comments on your request separately. Please resolve all comments regarding your request prior to requesting effectiveness of this registration statement.

Response: The Registrants note the Staff’s comment.

October 4, 2010

* * * * *

Very truly yours,

/s/ Micheal Reagan

Micheal Reagan

Partner

Jones Day

cc:	Russell Mancuso, SEC
Jay Webb, SEC
Julie Sherman, SEC
Geoffrey Kruczek, SEC
John McFarland, MagnaChip Semiconductor
Khoa D. Do, Jones Day
Stuart Ogg, Jones Day